ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 28, 2016

Justin Hebenstreit (415) 315-2344 Justin.Hebenstreit@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 3 to Registration Statement Filing on Form N-1A filed on November 6, 2015

Dear Ms. Skeens:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 3 to the Registration Statement on Form N-1A (“Amendment No. 3”), which was filed with the Commission on November 6, 2015 with respect to AllianzGI Discovery U.S. Portfolio, a new series of the Trust (the “Portfolio”). On December 21, 2015, you provided, via telephone, oral comments of the Staff regarding Amendment No. 3. The following sets forth each of the Staff’s comments followed by the Trust’s response thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memorandum or the Statement of Additional Information (“SAI”), as applicable, in the Registration Statement. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 4 (“Amendment No. 4”) to the Trust’s Registration Statement, filed on January 28, 2016.

General Comments

1.	Comment: Please confirm supplementally that all required information, including all required exhibits, was filed in Amendment No. 3.

Response: The Trust confirms that all required information, including all required exhibits, was filed in Amendment No. 3.

Private Placement Memorandum

2.	Comment: The Staff notes that the following language is included in the Portfolio Summary: “The Portfolio seeks to maximize absolute return by taking long and short positions in U.S. stocks and exchange-traded funds (“ETFs”) in an effort to minimize the effect of market volatility on the Portfolio’s performance.” Please either add acquired portfolio fees and expenses to the Annual Portfolio Operating Expenses table or explain supplementally why acquired portfolio fees and expenses should not be included.

Response: As of the date of the Private Placement Memorandum, the Portfolio had not invested in any ETFs and therefore had not incurred any acquired fund fees and expenses. The Trust confirms that should the Portfolio incur expenses from investments in ETFs in the future, such expenses will be reflected in the fee table under the heading “Acquired Portfolio Fees and Expenses.” The Trust notes that the following disclosure regarding the treatment of any acquired portfolio fees and expenses incurred in the future is included in the “Investment in Other Investment Companies” sub-heading in the “Characteristics and Risks of Securities and Investment Techniques” section of the Private Placement Memorandum:

To the extent the estimated fees and expenses of the Portfolio attributable to investment in investment companies, or in companies that rely on certain exemptions from the definition of that term, exceed 0.01% of the Portfolio’s average net assets (without taking into account expenses from investing cash collateral for securities loans), those amounts are reflected in the Portfolio’s expense table in the Portfolio Summary under the heading “Acquired Portfolio Fees and Expenses.” Acquired Portfolio Fees and Expenses do not include expenses associated with investments in the securities of unaffiliated investment companies unless those companies hold themselves out to be investment companies.

3.	Comment: Please confirm supplementally that the expenses of short selling are reflected in the fee table and expense example of the Portfolio Summary.

Response: The Trust confirms that the expenses associated with the short selling are reflected in the fee table and expense example in accordance with the requirements of Form N-1A. The Trust notes that the “Other Expenses” section of the Portfolio’s fee table will be revised in Amendment No. 4 to disclose the estimated fees associated with dividend expenses incurred by the Portfolio as a result of short sales for its initial fiscal year.

4.	Comment: The Staff notes that the following language is included in a footnote to the Annual Portfolio Operating Expenses table in the Portfolio Summary, “The Expense Limitation Agreement is terminable by the Trust upon 90 days’ prior written notice to the Manager or at any time by mutual agreement of the parties.” Please explain supplementally how this provision does not operate to make the obligations under the Expense Limitation Agreement into voluntary undertakings.

Response: The Trust respectfully believes that the ability of the Expense Limitation Agreement to be terminated by the Trust upon a vote of the Board of Trustees, provided that 90 days’ prior written notice is given to the Manager prior to the date of such termination, is a standard provision in expense limitation agreements throughout the mutual fund industry, is in place in order to aid the Board of Trustees in discharging their fiduciary duties to the Trust, and does not make the obligations thereunder voluntary.

5.	Comment: In the section titled “Fees and Expenses of the Portfolio” in the Portfolio Summary, please revise the Examples to indicate that the Examples are based, for the first year, on Total Annual Fund Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses.

Response: The requested change will be made in Amendment No. 4.

6.	Comment: In the section titled “Principal Investment Strategies” in the Portfolio Summary, please revise the following disclosure to clarify whether the Portfolio may invest without limit in securities other than equity securities of U.S. issuers: “The Portfolio may invest without limit in securities of issuers in the U.S. markets.”

Response: The Trust will revise the referenced disclosure as follows in Amendment No. 4 (new language denoted by underline):

The Portfolio may invest without limit in equity securities of issuers in the U.S. markets.

7.	Comment: Please consider revising the “Principal Investment Strategies” section of the Portfolio Summary with respect to the Portfolio’s “Disciplined Core Equity” strategy to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497. Additionally, please clarify what “net market exposure” refers to and what is meant by the word “neutralize” in the sentence that begins “The Portfolio will generally seek to neutralize its long and short positions…”

Response: The Trust will revise the referenced disclosure as follows in Amendment No. 4 (new language denoted by underline and deletions by ~~strikethrough~~):

The ~~Portfolio will generally seek to neutralize its long and short positions such that the net market exposure is between -15% to +15% in an effort to minimize~~dollar amount of the Portfolio’s long exposure will generally be equivalent to (within plus or minus 15%) the dollar amount of its short exposure. By having approximately equivalent amounts of long and short exposures, the Portfolio seeks to minimize the effects on Portfolio performance resulting from general stock market movements or sector swings.

8.	Comment: Please consider revising the “Principal Investment Strategies” section of the Portfolio Summary to more clearly differentiate between the Portfolio’s long and short strategies, such as through the use of sub-headings.

Response: The Trust has reviewed the referenced disclosure and believes that the sections describing the Portfolio’s long and short strategies are clearly delineated, reader-friendly, and compliant with Form N-1A. Therefore, the Trust declines to make the requested change.

9.	Comment: Please clarify the terms “Allianz Global Investors’ fundamental research team” and “investment team” as used in the “Principal Investment Strategies” section of the Portfolio Summary and provide additional detail regarding the composition of these teams.

Response: The Trust will revise the referenced disclosure in Amendment No. 4 to more clearly describe the composition of the “fundamental research team” and “investment team.”

10.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Portfolio Summary states that the Portfolio “may utilize foreign currency exchange contracts, options, stock index futures contract and other derivative instruments.” Please revise the disclosure in the “Principal Investment Strategies” section of the Portfolio Summary to only include disclosure regarding investments that constitute part of a principal investment strategy of the Portfolio. Language regarding investments that do not support a principal investment strategy of the Portfolio should be limited to disclosure regarding such Fund given in response to Item 9 of Form N-1A or, alternatively, included in an “additional information” section about the Portfolio’s investments.

Response: The Trust has reviewed the referenced disclosure and believes that it adequately describes the Portfolio’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. The Trust believes that the referenced disclosure is helpful to investors and provides further clarity about the Portfolio’s principal investment strategies and the associated risks. Although the Portfolio may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of the Portfolio Summary, the Trust believes that investors benefit from disclosure describing investments the Portfolio may make in executing a principal investment strategy. This is particularly true with respect to investments in derivative instruments, which may involve significant risks even if the Portfolio is not exposed to such investments on a continuous or regular basis. Thus, the Trust respectfully declines to revise disclosure in the Portfolio Summary in response to this comment.

11.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Portfolio Summary states that the Portfolio “may utilize foreign currency exchange contracts, options, stock index futures contract and other derivative instruments.” Please revise this disclosure to include the specific purpose of such derivative investments. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Private Placement Memorandum and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Portfolio’s use of derivatives. Current disclosure in the section of the Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Portfolio may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

12.	Comment: If derivatives may be taken into account in assessing compliance with the Portfolio’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of the Portfolio’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of the Portfolio’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, the Portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Portfolio’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 policy notwithstanding that it had practically no economic exposure to equity investments.

The Trust further notes that disclosure in the section of the Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Portfolio investments listed in this Private Placement Memorandum will apply at the time of investment. The Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets. Unless otherwise stated, if the Portfolio is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Portfolio may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

13.	Comment: The Staff notes that Turnover Risk is included as a principal risk of the Portfolio and requests that a statement to the effect that the Portfolio may engage in frequent trading be included in the “Principal Investment Strategies” section of the Portfolio Summary.

Response: The Trust notes that Item 3 of Form N-1A requires the Portfolio to define portfolio turnover, explain its effects on Portfolio performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including funds, like the Portfolio, that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for the Portfolio, regardless of whether the Portfolio engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

14.	Comment: The Staff notes that the Portfolio includes Focused Investment Risk as a principal risk despite not including corresponding disclosure in its Portfolio Summary stating that the Portfolio may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for the Portfolio; or, alternatively, please revise the disclosure in the “Principal Investment Strategies” section of the Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio” section of the Private Placement Memorandum to indicate that the Portfolio may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: The Trust believes Focused Investment Risk is appropriate for the Portfolio to include as a principal risk because the securities and markets in which the Portfolio primarily invests have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. The Portfolio, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the Private Placement Memorandum, Focused Investment Risk is not limited to non-diversified funds or to diversified funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can have material affects on certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Portfolio, including diversified Portfolios such as the Portfolio, which typically has investments in the securities of a relatively large number of issuers.

15.	Comment: The Staff notes that “Underlying Fund and Other Acquired Funds Risk” is included in the Portfolio Summary as a principal risk, yet the Portfolio Summary includes no corresponding strategy disclosure specifically addressing investments in Underlying Funds (as defined in the Private Placement Memorandum). Please add language to the Portfolio’s principal investment strategy disclosure regarding its investments in Underlying Funds, or modify the referenced risk language.

Response: The Trust has reviewed the referenced disclosure and notes that the referenced disclosure is also used in the individual private placement memoranda for each series of the Trust (some of which invest in Underlying Funds as a principal investment strategy and which contain related principal investment strategy language). The Trust will consider revising the referenced risk disclosure to apply more generally to each series of the Trust in connection with its next annual Registration Statement update.

16.	Comment: Please confirm supplementally which broad-based securities market index the Portfolio will use as a point of comparison in the Average Annual Total Returns table in the “Performance Information” section of the Portfolio summary in compliance with Item 4(b)(2)(iii) of Form N-1A.

Response: The broad-based securities market index the Portfolio will use as a point of comparison in the Average Annual Total Returns table is the BofA Merrill Lynch 3-Month US Treasury Bill Index.

17.	Comment: The Staff asserts that the disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise disclosure in the “Principal Investment Strategies” section of the Portfolio’s Portfolio Summary and/or the information in the corresponding section titled “Principal Investments and Strategies of the Portfolio,” or otherwise confirm that the disclosure in response to Item 4(a) is tailored so that it summarizes the information provided in response to Item 9(b).

Response: The Trust respectfully submits that the Portfolio Summary, as written, has been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that the Portfolio Summary is not identical to the Item 9(b) disclosure, although much of the language in the Portfolio Summary conforms to the Item 9(b) disclosure. The Trust will consider further condensation of the Portfolio’s Item 4(a) disclosure in connection with its next annual Registration Statement update.

18.	Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section of the Private Placement Memorandum includes the following sentence: “The Portfolio may be subject to additional risks other than those described below because the types of investments made by a portfolio can change over time.” Please remove this sentence, given that the Trust would be required to update the Private Placement Memorandum in the event of a material change in the principal investment strategies and principal risks of the Portfolio.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes further that the referenced disclosure refers to only “additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Portfolio is helpful to investors and compliant with Form N-1A.

19.	Comment: Please revise the disclosure in the “Summary of Principal Risks” section of the Private Placement Memorandum to the extent that it does not correspond to the Portfolio’s principal investment strategies disclosure. For example, the Staff notes that the section of the “Credit and Counterparty Risk” disclosure addressing credit risk does not appear to correspond to the “Principal Investment Strategies” disclosure in the Portfolio Summary or the Portfolio’s Item 9 disclosure, as the Staff believes that credit risk is normally associated with funds that invest in fixed-income securities and the Staff notes that the Portfolio invests primarily in equity securities and equity-related instruments. Additionally, the Staff notes that disclosure relating to short sales of fixed income securities is included under “Short Selling Risk.”

Response: The Trust has reviewed the referenced disclosure and notes that the risk disclosure included in this Private Placement Memorandum is also used in the private placement memoranda for each series of the Trust (some of which invest in fixed income securities and/or engage in short sales of fixed-income securities as a principal investment strategy and which will contain related investment strategy language). The Trust believes that including risk disclosure that is consistent for each series of the Trust is helpful to investors and adequately describes the range of risks associated with each type of investment and therefore respectfully declines to make the requested change.

20.	Comment: Please confirm that the Fund segregates an appropriate amount of assets to cover its obligations in connection with total return swaps, consistent with SEC Concept Release No. IC-29776 (August 31, 2011).

Response: The Trust evaluates the Portfolio’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Portfolio’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust notes that the Commission proposed rule changes in December 2015 that relate to this topic, and that, if adopted would affect the Portfolio’s future approach to segregation.

21.	Comment: If the Portfolio intends to write credit default swaps as part of its principal investment strategies, please confirm that the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that, as described in the section of the SAI titled “Investment Objectives and Policies—Derivative Instruments,” “[i]n connection with credit default swaps in which a Portfolio is the seller, the Portfolio will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio).”

22.	Comment: Please revise the section of the Private Placement Memorandum titled “Management of the Portfolio—Manager/Sub-Adviser Relationship” to remove references to an exemptive order which does not apply to the Trust.

Response: The requested change will be made in Amendment No. 4.

23.	Comment: Please delete the following disclosure in the “How to Buy and Sell Shares” section of the Private Placement Memorandum, “When you sell (redeem) shares, you receive an amount equal to the NAV of the shares, minus any applicable fees (Portfolio shares are not currently subject to a contingent deferred sales charge).”

Response: The Trust has reviewed the referenced disclosure and notes that it was added to the Private Placement Memorandum in response to a comment previously received from the Staff. Further, the Trust believes the referenced disclosure is accurate, helpful to investors and compliant with Form N-1A, and therefore declines to make the requested change.

24.	Comment: Please add disclosure to the “Redemptions in Kind” sub-section of the “How to Buy and Sell Shares” section of the Private Placement Memorandum explaining that in-kind securities are subject to market risk until they are sold and that a shareholder may incur capital gains when they convert in-kind securities to cash.

Response: The requested change will be made in Amendment No. 4.

25.	Comment: Please confirm supplementally that the Portfolio does not invest in non-U.S. securities, emerging markets securities or foreign currencies as a principal investment strategy. To the extent that the Portfolio invests in these instruments as a principal investment strategy, please add applicable disclosure to the “Principal Investment Strategies” section of the Portfolio Summary and the Portfolio’s Item 9 disclosure.

Response: The Trust confirms that investments in non-U.S. securities, emerging market securities and foreign currencies are not principal investments of the Portfolio, and therefore the Portfolio does not intend to revise its Item 4(a) or Item 9 disclosure in response to this comment. The Trust notes the Portfolio may be exposed to foreign currencies through its use of foreign currency exchange contracts, and that the following disclosure is included in the “Principal Investment Strategies” section of the Portfolio Summary, “In addition to the short-selling strategy described above, the Portfolio may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.”

26.	Comment: Please confirm supplementally whether the Portfolio currently invests or intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If the Portfolio currently invests in contingent convertible securities, please disclose supplementally the amount the Portfolio currently invests in such securities. To the extent that the Portfolio invests or intends to invest in contingent convertible securities, please consider adding appropriate disclosure about such investments. The type and location of such disclosure will depend on (i) the extent to which the Portfolio invests in contingent convertible securities and (ii) the characteristics of the contingent convertible securities in which the Portfolio will invest. If the Portfolio invests or intends to invest in contingent convertible securities as a principal investment strategy, please add appropriate discussion and corresponding risk disclosure to the “Principal Investment Strategies” section of the Portfolio Summary and the Portfolio’s Item 9 disclosure.

Response: The Trust confirms that the Portfolio does not currently invest in contingent convertible securities, nor does it intend to do so in the future.

27.	Comment: Please move the disclosure in the section of the Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” to the Portfolio’s Item 9 disclosure.

Response: The Trust respectfully submits that the current location of the disclosure regarding changes in investment objectives and policies is appropriate and compliant with Form N-1A. The Trust believes the information included in the “Changes in Investment Objectives and Policies” section of the Private Placement Memorandum does not describe the investment objectives, principal investment strategies or related risks particular to the Portfolio described in the Private Placement Memorandum, and therefore, is not responsive to Item 9, which requires a description of the Portfolio’s investment objectives and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosure simply includes certain generic disclosure about how the investment objectives described in Item 9 may be changed and the relevant notice and approval requirements associated with such changes. Therefore, the Trust intends to keep the referenced disclosure in its current location.

SAI Comments

28.	Comment: Please move the following disclosure in the section of the SAI titled “Investment Objectives and Policies—Short Sales” to the Portfolio Summary in the Private Placement Memorandum to the extent that it describes a principal investment strategy of the Portfolio:

The AllianzGI Discovery U.S. Portfolio may enter into loan agreements in order to effect the borrowing of securities that the portfolio managers wish to sell short. Under such loan agreements, the Portfolio may utilize various ways of collateralizing its obligation to return the borrowed securities, including by pledging securities held in the Portfolio’s custodial account, or by delivering cash or cash equivalents to the counterparty of the loan agreement. These loan agreements may provide that, at the option of the Portfolio, settlement may be made by delivery of cash equal to the difference between (a) the sum of (i) the market value of the securities sold short at the time the loan agreement is closed out and (ii) transaction costs associated with the acquisition in the market by the loan agreement counterparty of the securities sold short and (b) the repurchase price specified in the loan agreement. Because that cash amount represents the fund’s maximum loss in the event of the insolvency of the counterparty, the Portfolio will, except where the local market practice for foreign securities to be sold short requires payment prior to delivery of such securities, treat such estimated amount, rather than the full notional amount of the loan agreement, as its “investment” in securities of the counterparty for purposes of all applicable investment restrictions, including its fundamental policy with respect to diversification.

Response: The Trust has reviewed the referenced disclosure and notes that the referenced disclosure is intended to describe the mechanics of the Portfolio’s trading practices with respect to certain loan agreements relating to the Portfolio’s short selling practices under the Portfolio’s enhanced custody model. The Trust confirms that the referenced disclosure does not describe the Portfolio’s principal investment strategies and therefore respectfully declines to make the requested change.

29.	Comment: In the “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” section, please confirm supplementally that restrictions on borrowings are not limited to the time of investment.

Response: The Trust confirms that it continues to monitor the Portfolio’s borrowings to confirm that such borrowings are in compliance with the Portfolio’s policies with respect to restrictions on borrowings. If the Trust determines that market movement has caused the Portfolio’s borrowings to move outside of its restrictions on borrowings, the Trust will take appropriate actions to make any necessary changes to the Portfolio’s borrowings.

30.	Comment: Please provide an explanation for the inclusion of the section titled “Other Information—Forward-Looking Statements”.

Response: The Trust respectfully submits that its current disclosure regarding forward-looking statements is appropriate and compliant with Form N-1A. The Trust believes that disclosing the risks, uncertainties and assumptions associated with forward-looking statements is helpful to investors by alerting them to the inherently uncertain nature of the events and circumstances reflected in such statements.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 415-315-2344) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Justin Hebenstreit

Justin Hebenstreit, Esq.

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Sarah H. McLaughlin, Esq.